[S&C Letterhead]

February 6, 2006

Via EDGAR

Mr. Jeffrey Riedler, Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549
Re:
Chiron Corporation
Revised Proxy Statement on Schedule 14A, Schedule 13E-3 (File No. 0-12798),
Filed January 11, 2006

Dear Mr. Riedler:

        On behalf of our client, Chiron Corporation ("Chiron" or the "Company"), we have set forth below the responses of the Company and, as applicable, Novartis AG, Novartis Corporation and Novartis Biotech Partnership, Inc. (collectively, the "Novartis Entities") to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in its letter of January 31, 2006 to Jessica M. Hoover. The Company and the Novartis Entities are currently filing via EDGAR a revised preliminary proxy statement (the "Revised Proxy") and Amendment No. 2 to Schedule 13E-3 ("Amendment No. 2"). The Revised Proxy and Amendment No. 2 reflect Chiron's and, as applicable, the Novartis Entities' responses to the Staff's comments as well as certain conforming and updating changes.

        In response to a number of the comments, the Company and, as applicable, the Novartis Entities have agreed to change or supplement the disclosures in the Revised Proxy and Amendment No. 1 to the Schedule 13E-3. They are doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

        The Company and, as applicable, the Novartis Entities have also indicated in a number of the responses that they believe that no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company and the Novartis Entities understand that the Staff's comments, even where the Staff requests or suggests a disclosure change, to be based on the Staff's understanding based on the information available to it, which may be less complete than the information available to the Company and the Novartis Entities. Accordingly, the Company and the Novartis Entities understand those Staff comments may be withdrawn or modified based on the additional explanation or information provided.

        The information provided in response to the Staff's comments has been supplied by the Company and, as applicable, the Novartis Entities, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company and the Novartis Entities also acknowledge that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Schedule 13E-3, and that the Company and the Novartis Entities may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the response of the Company and, as applicable, the Novartis Entities.

Staff's Comment and the Company's Response:

General

1.
We note your response to our prior comment 2 and your additional disclosure regarding Chiron's agreement with Schering AG. Please revise your disclosure on pages 13 and 14 under "Chiron Agreement with Schering AG Relating to Betaseron" to disclose the fact that Betaseron accounted for approximately 11% of Chiron's consolidated total revenues in 2004, 2003 and 2002, respectively as disclosed in Chiron's 2004 Form 10-K.

  The disclosure on page 19 of the Revised Proxy has been revised in response to the Staff's comment.

2.
Additionally, we note your statement that Novartis considered the existence of the clause "value-neutral" to its financial analysis. Please revise to explain what this means. For example, if Novartis believed the clause to have no impact on its financial analysis, then revise to state this. Also, revise to disclose the status of this change of control provision granting Schering the option to acquire or lease all of the property, contracts, facilities and equipment of Chiron used in the manufacture of Betaseron. Will Schering be exercising its option?

  The disclosure on page 19 of the Revised Proxy has been revised in response to the Staff's comment.

Background of the Merger, pages 4-10

3.
We note your response to our prior comment 10 that the Chiron board of directors did not determine to put Chiron up for sale. Please revise your disclosure on page 25, that the board "has not considered alternatives to the merger," to clarify this fact.

  The disclosure on page 33 of the Revised Proxy has been revised in response to the Staff's comment.

4.
Additionally, we note your response to comments 10 and 11. However, we are reissuing the portion of these comments requesting a discussion of the long range strategic planning and updates to the long range plan. Please revise to provide a substantive description of the long range strategic plan and the updates.

  The disclosures on pages 5 and 65 of the Revised Proxy have been revised in response to the Staff's comment.

5.
We note your response to our prior comment 13. Please revise your disclosure to explain why the on-going extensive remediation efforts with respect to Chiron's Liverpool facility and FLUVIRIN manufacturing generally made it an inopportune time for Chiron to facilitate Novartis due diligence. Briefly explain the issues relating to the Liverpool facility and FLUVIRIN manufacturing.

  The disclosure on page 5 of the Revised Proxy has been revised in response to the Staff's comment.

6.
Please revise to provide the outcome of the FDA's inspection of the Liverpool facility and when Chiron and Novartis were informed of this outcome.

  The disclosure on page 7 of the Revised Proxy has been revised in response to the Staff's comment.

7.
We note your response to our prior comment 15 and reissue that comment in part. Your descriptions of some of the board meetings still appear vague. See, for example, the meetings held on April 25, 2005 and May 26, 2005. You should describe in greater detail the nature and substance of the discussions and deliberations conducted.

  The disclosure on pages 6-7 of the Revised Proxy has been revised in response to the Staff's comment.

8.
Please elaborate on your disclosure that the "non-Novartis directors determined that the Novartis offer was inadequate...." In this regard, your disclosure should include a materially complete discussion of the aspects of your long-range plan and Chiron's prospects and the preliminary valuation and financial analysis that support the non-Novartis directors' conclusion that the $40.00 offer was inadequate.

  The disclosure on page 8 of the Revised Proxy has been revised in response to the Staff's comment.

9.
You disclose on page 7 that Novartis viewed the $40.00 offer as attractive in light of the "risks associated with Chiron's business and regulatory strategies." Please summarize the referenced "risks."

  The disclosure on page 8 of the Revised Proxy has been revised in response to the Staff's comment.

10.
We note your response to our prior comment 19 and reissue that comment. Your disclosure on pages 6 and 7 states that valuation presentations were "substantially consistent in methodology with those described under '—Opinions of Chiron's Financial Advisors."' Please revise your disclosure to briefly describe the relevant presentations from Chiron's financial advisors. To the extent such presentations materially differed from the final valuation or presentation, please describe such differences in reasonable detail.

  The disclosure on page 30 of the Revised Proxy has been revised in response to the Staff's comment.

11.
We note your response to our prior comment 23 that Goldman Sachs did not prepare any report, opinion or appraisal for Novartis related to the merger. Please revise your disclosure to briefly describe the scope of the engagement by Novartis of Goldman Sachs. In this regard, we note that Goldman Sachs "held discussions from time to time concerning the valuation of Chiron." Please reconcile. To the extent that Goldman Sachs conducted presentations or discussion and/or prepared reports, whether or not formal, for Novartis' management in negotiating and analyzing a potential transaction, we remind you to disclose the appropriate disclosure required by Item 1015 of Regulation M-A in your preliminary proxy statement. Also, we remind you to file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines provided to the board or representatives of Chiron, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item l016(c) of Regulation M-A.

  The disclosures on pages 4 and 18-19 of the Revised Proxy have been revised to clarify the scope of the engagement by Novartis of Goldman Sachs.

  We respectfully reiterate to the Staff Novartis' view that Goldman Sachs did not prepare any reports, opinions or appraisals materially relating to the 13E-3 transaction and, in particular, Goldman Sachs did not prepare any reports, opinions, or appraisals used by, seen by, or for the benefit of any executive or non-executive Novartis board member. Therefore, it is Novartis' view that no disclosure under Item 1015 of Regulation M-A is required. We further respectfully advise the Staff that the discussions referred to on page 8 were between Goldman Sachs, Credit Suisse and Morgan Stanley and did not include Novartis. However, in order to be responsive to the Staff's comments, the Novartis entities have included additional disclosure on page 18 of the

  Revised Proxy and are filing discussion materials prepared by Goldman Sachs for use by Novartis management as an exhibit to the Schedule 13E-3.

Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors, pages 10-15

12.
We note your response to our prior comment 25 and reissue that comment in part. On page 11 you discuss why the Chiron board did not perform an analysis of net book value or liquidation value, but it remains unclear whether the board considered going concern value. See Instruction 2(iv) to Item 1014 of Regulation M-A. Please expand your disclosure to also address this factor or clarify which analysis satisfies this requirement. In addition, it appears that you still have not addressed each of these factors in your disclosure regarding the position of the Novartis Entities regarding fairness of the merger.

  The disclosures on pages 14-15 and 17-18 of the Revised Proxy have been revised in response to the Staff's comment.

13.
We note your response to our prior comment 25 and reissue that comment in part. Please provide the disclosure required by Item 1014 (d) of Regulation M-A.

  The disclosure on page 13 of the Revised Proxy has been revised in response to the Staff's comment.

14.
We refer you to the list of factors that Chiron's board took into account in reaching its determination that the transaction is fair to its unaffiliated security holders. Please expand your disclosure to provide a materially complete discussion of each material factor forming the basis for Chiron's board's fairness determination. For example, but without limitation, explain how Chiron's historical and current financial performance, results of operations, prospects, long-term strategy and competitive position support the board's determination that the merger consideration is fair.

  The disclosure on pages 11-14 of the Revised Proxy has been revised in response to the Staff's comment.

15.
We note that Chiron's board based a portion of its fairness determination on the detailed financial and valuation advice provided by its financial advisors and Chiron's financial advisors' opinion that the merger consideration of $45.00 was fair. If Chiron's board relied on the analysis of its financial advisors to satisfy any of its obligations under Item 1014, it must expressly adopt their conclusion and analyses in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please revise your disclosure. Please note, however, that a filing person cannot insulate itself from liability by relying upon another's analyses, which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item l014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719.

  Alternatively, to the extent that Chiron's board did not adopt its financial advisors' fairness analysis and opinion in considering the factors in Instruction 2 to Item 1014, please revise your disclosure to provide a materially complete description of the fairness analysis conducted by Chiron's board. For example, expand your discussion of the implied per share valuations of Chiron compared to other companies engaged in your industry, the ranges of value produced by discounted cash flow analysis based on Chiron's long-range plan and the ranges of value produced by sum-of-the-parts analysis based on management projections. How do each of these analyses support the board's fairness determination?

  The disclosure on page 14 of the Revised Proxy has been revised in response to the Staff's comment.

16.
We note your response to prior comment 29. Although we understand that the terms of the sale of securities were negotiated between unaffiliated board members and Novartis, we continue to believe that the very nature of this transaction precludes you from characterizing this sale as being negotiated at "arm's length." Please remove the reference to arm's length negotiations as support for Chiron's determination that the transaction is fair to its unaffiliated security holders. In this regard, we note that you specifically rely upon this negotiated transaction to support the board's determination that the transaction is procedurally fair. Also, it does not appear that you provide sufficient support for your conclusion that the transaction consideration increased as a direct result of "arm's length" negotiations.

  Chiron respectfully supplementally advises the Staff that it disagrees with the Staff's statement "that the very nature of this transaction precludes you from characterizing this sale as being negotiated at 'arm's length"' and that it believes that this transaction was negotiated at "arm's length." However, in order to be responsive to the Staff's comments, the disclosure on page 13 of the Revised Proxy has been revised in response to this comment to remove the words "arm's length."

Novartis' Purpose and Reasons for the Merger, page 15

17.
We refer you to prior comment 22. Please revise to summarize the "legal, regulatory and business issues" that Chiron was facing when Novartis decided it would be better positioned as a subsidiary of a larger company.

  The disclosure on pages 15-16 of the Revised Proxy has been revised in response to the Staff's comment.

Fairness of the Merger Position of the Novartis Entities Regarding Fairness of the Merger, page 16

18.
We note that Novartis, Novartis Corporation and Novartis Biotech believe that the merger consideration "is fair in terms of price to Chiron's stockholders and that the procedure followed in reaching such price was also fair to those stockholders." Please note that Item 1014(a) of Regulation M-A requires that the above referenced filing persons make a fairness determination as to Chiron's "unaffiliated security holders." Please revise accordingly.

  The disclosure on page 16 of the Revised Proxy has been revised in response to the Staff's comment.

19.
We refer you to prior comment 25. We remind you that each filing person's opinion as to the fairness of the transaction to the unaffiliated security holders is required. The factors upon which this belief is based must be discussed in reasonable detail. In this regard, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. We note that you fail to address many of these factors as they relate to the fairness determination of Novartis. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Also, to the extent applicable, include a discussion as to why each filing person determined that the transaction is fair despite the fact that it does not appear that the consideration was derived from or compared to the factors set forth in Instruction 2 to Item 1014. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

  The disclosure on pages 17-19 of the Revised Proxy has been revised in response to the Staff's comment.

20.
We refer you to prior comment 27. Each filing person should address the procedural safeguards identified in Item 1014 of Regulation M-A. Please revise to address these factors as they relate to Novartis' fairness determination or disclose the basis for their belief that the transaction is fair to unaffiliated security holders in their absence.

  The disclosure on pages 18-19 of the Revised Proxy has been revised in response to the Staff's comment.

21.
Please briefly describe the loss of market share in vaccines, the lack of success in various research and development projects and various human resources difficulties. Also, explain how this supports Novartis' determination as to fairness.

  The disclosure on pages 15-17 of the Revised Proxy has been revised in response to the Staff's comment.

22.
Please include a detailed discussion of the financial analyses performed by Novartis referred to in the third bullet point on page 13. Your discussion should disclose all of the projections and assumptions underlying the analyses.

  The disclosure on pages 17-18 of the Revised Proxy has been revised in response to the Staff's comment.

23.
We note that one of the factors the Chiron board of directors considered in determining that the consideration was fair was the premium over the historical market prices. Were these premiums compared to premiums received by shareholders in similar transactions? If so, these details should be discussed.

  Chiron respectfully supplementally advises the Staff that, while the presentation materials of Chiron's financial advisors contained information on the premiums paid in other transactions, the premiums paid in other transactions was not an important factor in the deliberations of the Chiron board with respect to the offer from Novartis and Chiron's valuation and, accordingly, no additional disclosure on these matters would be appropriate.

24.
We note that Novartis considered the 23% premium over the closing price of Chiron's common stock in determining that the merger consideration was fair. Did Novartis compare the premium to premiums paid in similar transactions?

  We supplementally advise the Staff that Novartis did consider the premiums paid in other transactions and the disclosure on page 17 of the Revised Proxy has been revised in response to the Staff's comment.

Opinions of Chiron's Financial Advisors. pages 20-29

25.
We refer you to your response to prior comment 34. Regardless of the fact that the Credit Suisse First Boston opinion and the Morgan Stanley opinion are attached as Annexes to the proxy statement and incorporated by reference, the summary of these opinions should not be qualified in their entirety by the full text of the opinions. The summaries should contain a materially complete description of the opinions. Please revise.

  The disclosure on pages 20-24 of the Revised Proxy has been revised in response to the Staff's comment.

26.
We note your response to comment 36. Please revise to include the statement that there have been no material events since the date of the opinions in your proxy statement.

  The disclosure on page 14 of the Revised Proxy have been revised in response to the Staff's comment.

27.
We note your response to our prior comment 39 and reissue that comment. Your revised disclosure that "The financial advisors concluded that this range was appropriate based on their analysis of each of the companies considered and their similarity to Chiron" is not sufficient. How did the financial advisors reach that conclusion? Please disclose the criteria and assumptions used in selecting the P/E multiples for Chiron. Also, revise your disclosure to provide a detailed discussion of the comparable company analysis. Since P/E multiples were calculated for each of the companies identified, you should disclose the P/E multiple for each company. Did the financial advisors use the P/E multiples of the comparable companies to determine the appropriate range of P/E multiples for Chiron or did they use the mean and/or median? If they used the mean/median, please disclose these values. Please revise your disclosure to explain and to provide the P/E multiples that were used to determine the appropriate range of multiples for Chiron. Additionally, your response states that the financial advisors considered the growth rates for each of the comparable companies, revise your discussion to disclose these growth rates and to explain how they were used.

  The disclosure on pages 25-27 of the Revised Proxy has been revised in response to the Staff's comment.

28.
We note that the companies selected for the selected company analysis were selected based on their similarity to Chiron in size of commercial operations, business mix and maturity and focus of research and development efforts. We note the same criteria were used to select a subset of these companies for the discounted cash flow analysis. Please revise to explain how the same criteria were used to select the subset.

  The disclosure on page 27 of the Revised Proxy has been revised in response to the Staff's comment.

29.
Please revise the discussion of the Discounted Cash flow analysis—Chiron Sum of the parts to disclose the mean and median weighted average cost of capital for each company grouping and on a combined overall basis and explain how these were used to determine the discount rate range and the growth rate range.

  The disclosure on page 28 of the Revised Proxy has been revised in response to the Staff's comment.

30.
We note your statement in response to comment 44 that Credit Suisse First Boston and Morgan Stanley examined certain selected precedent transaction but that these transactions were not considered in the assessment of Chiron's valuation performed by Credit Suisse First Boston and Morgan Stanley. Please revise to include this information in the proxy statement. Additionally, describe the supplemental information provided to the Chiron board of directors and explain why the information was not considered in assessing Chiron's valuation. If Chiron's board considered this supplemental information, it should be discussed in "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors."

  The disclosure on page 29 of the Revised Proxy has been revised in response to the Staff's comment.

31.
We note that Credit Suisse First Boston and Morgan Stanley presented information about the Glaxo Smith Kline agreement to acquire ID Biomedical. Please explain whether the Chiron Board considered this agreement as a comparison in determining whether the terms of the merger consideration were fair. If they did consider this agreement, please revise to include a discussion.

  The disclosure on page 29 of the Revised Proxy has been revised in response to the Staff's comment.

Where You Can Find More Information, games 70-71

32.
We note your reference to your "Quarterly Reports on Form 10-Q, as amended, for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005." The "as amended" reference is erroneous and should be removed.

  The disclosure on page 70 of the Revised Proxy has been revised in response to the Staff's comment.

* * * * *

        If you have any questions or comments concerning the matters discussed above, please call me on (310) 712-6630 or Patrick S. Brown on (310) 712-6603.

Very truly yours,
/s/ Alison S. Ressler
Alison S. Ressler
cc:
Sonia Barros
(Securities and Exchange Commission)

Jessica M. Hoover
(Chiron Corporation)

Andrew Brownstein
Trevor Norwitz
(Wachtell, Lipton, Rosen & Katz)